Item 77D

Effective September 29, 2017, the Short Duration Core Plus Fund has changed its strategy from a high yield fund that primarily invests in high yield, high risk debt securities also known as junk bonds to a core plus fund that invests in investment grade securities with allocations to extended sectors, such as high yield and foreign and emerging markets
(the “New Strategy”). In connection with the New Strategy, the Fund’s name, investment objective and broad based securities market index changed effective September 29, 2017.